  Exhibit 99.7

Kişladağ Gold Mine, Turkey Technical Report

CERTIFICATE OF QUALIFIED PERSON
Stephen J. Juras, Ph.D., P.Geo
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 601-6658
Fax: (604) 687-4026

Email: stevej@eldoradogold.com

I, Stephen J. Juras, am a Professional Geoscientist, employed as Director, Technical Services, of Eldorado Gold Corporation and reside at 9030 161 Street in the City of Surrey in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Kişladağ Gold Mine, Turkey, with an effective date of January 17, 2020.

I am a member of Engineers & Geoscientists British Columbia. I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration and mine geology on gold, copper, lead, zinc and silver properties in Canada, United States, Brazil, China, Greece and Turkey; ore control and resource modelling work on gold, copper, lead, zinc, silver, platinum/palladium and industrial mineral open pit and underground properties and operations in Canada, United States, Mongolia, China, Brazil, Turkey, Greece, Romania, Peru and Australia; and geometallurgical matters on gold, lead, and zinc properties and operations in Turkey and Greece.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Kişladağ Gold Mine on numerous occasions with my most recent visit occurring on January 13 to 17, 2020.

I was responsible for reviewing matters related to the geological and geometallurgical data and directing the mineral resource estimation and classification work for the Kişladağ Gold Mine, Turkey. I am responsible for the preparation or supervising the preparation of sections 2, 11, 12, 14, 25 and 26 in the technical report.

I have had continual prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Kişladağ Gold Mine, Turkey, with an effective date of January 17, 2020, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed and Sealed”

Stephen J. Juras
Stephen J. Juras, Ph.D., P.Geo.